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COREY F. ROSE Partner corey.rose@dechert.com +1 202 261 3314 Direct

April 29, 2020

VIA EDGAR

Division of Investment Management

Attn: Yoon Choo

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 AUL American Unit Trust (File Nos. 033-31375 and 811-05929) (the “Registrant”)

Dear Ms. Choo:

On behalf of the Registrant, we wish to respond by this letter to supplemental comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 48 and Amendment No. 50 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“Securities Act”) on February 28, 2020 relating to the Registrant.  You conveyed the SEC staff’s supplemental comments to me telephonically on April 28, 2020, which were follow-ups to prior comments conveyed via a telephone conversation between you, Stephen L. Due, Sean McGoff and Brooke M. Weddle of American United Life Insurance Company and James V. Catano of Dechert LLP, and myself on April 13, 2020.  After receiving the initial comments on April 13, 2020, but before receiving the supplemental comments on April 28, 2020, the Registrant filed Post-Effective Amendment No. 49 and Amendment No. 51 to its registration statement on April 24, 2020 pursuant to Rule 485(b) of the Securities Act for automatic effectiveness on May 1, 2020.  Throughout this letter, capitalized terms have the same meaning as in the respective filings, unless otherwise noted.  A summary of the SEC staff’s supplemental comments followed by the responses of the Registrant are set forth below:

1.              Comment:    Please confirm that the Registrant believes that it is impracticable to specify in the second paragraph of the second page of the cover of the Prospectus the types of Contracts under which a Participant may allocate Contributions to AUL’s Fixed Interest Account (“FIA”) and the types of Contracts under which a Participant may allocate Contributions to AUL’s Stable Value Account (“SVA”).

Response:    The Registrant confirms that it is impracticable to describe which Contracts or Contract types are able to allocate Contributions to the FIA or the SVA because there are no universal characteristics associated with Contracts that are eligible to allocate to the FIA as opposed to the SVA.  As noted in the Registrant’s response to the Staff’s initial comments, the Registrant has revised the disclosure to clarify that the Investment Accounts under a Contract depend on Investment Accounts the Contract Owner Chooses.

2.              Comment:    In the Fee and Expense Table, please disclose the maximum interest applicable to loans if there are variations in the possible interest rates or explain supplementally why it is not possible to do so.

Response:    The Registrant respectfully submits that it is unable to provide a maximum interest rate that may be applicable to loans because neither the Registrant nor AUL determines the applicable interest rate.  As noted in the Registrant’s responses to the Staff’s initial comments, the Registrant has revised the disclosure in response to this comment to explain the circumstances in which an interest rate may be charged and that the interest rate charged is in the sole discretion of the Owner.

3.              Comment:    Please consider whether any revisions to the tax-related disclosures are appropriate to account for the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.

Response:    The Registrant intends to revise the tax-related disclosure to account for the CARES Act in a filing under Rule 497(c) after the effectiveness of Post-Effective Amendment No. 49 and Amendment No. 51 to the Registrant’s registration statement.

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Please call me at Dechert LLP at 202.261.3314 with any questions or comments regarding this letter, or if we may assist you in any way.

Very truly yours,

/s/ Corey F. Rose
Corey F. Rose

cc:          Stephen L. Due

Sean McGoff

Brooke M. Weddle

James V. Catano